EXCHANGE LISTED FUNDS TRUST

10900 Hefner Pointe Drive

Suite 400

Oklahoma City, Oklahoma 73120

August 28, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Exchange Listed Funds Trust (the “Trust”)

File Nos. 333-180871, 811-22700

Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 286 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001213900-25-096060) on October 3, 2025, for the purpose of registering shares of the Armada Private Credit Exposure ETF, Armada Private Equity Managers ETF, and Armada Water ETF (the “Funds”), each as a new series of the Trust.

The Amendment was originally scheduled to become effective on December 17, 2025. However, the following additional Post-Effective Amendments (collectively, the “Delaying Amendments”) were filed designating a later date upon which the Amendment would have become effective:

●	Post-Effective Amendment No. 292 (filed on December 16, 2025, Accession No. 0001213900-25-122056);
●	Post-Effective Amendment No. 296 (filed on January 14, 2026, Accession No. 0001213900-26-004267);
●	Post-Effective Amendment No. 304 (filed on February 12, 2026, Accession No. 0001213900-26-015579);
●	Post-Effective Amendment No. 307 (filed on March 13, 2026, Accession No. 0001213900-26-027432);
●	Post-Effective Amendment No. 314 (filed on April 10, 2026, Accession No. 0001213900-26-042569);
●	Post-Effective Amendment No. 324 (filed on May 8, 2026, Accession No. 0001213900-26-053723);
●	Post-Effective Amendment No. 327 (filed on June 5, 2026, Accession No. 0001213900-26-065861);
●	Post-Effective Amendment No. 337 (filed on July 2, 2026, Accession No. 0001213900-26-074790); and
Post-Effective Amendment No. 341 (filed on July 31, 2026, Accession No. 0001213900-26-083775)

As a result, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of each of the Delaying Amendments.

No securities were sold in connection with the Amendment or the Delaying Amendments.

If you have any questions or require further information, please contact Richard Malinowski at 518-282-4558.

Sincerely,

/s/ Richard Malinowski
Richard Malinowski
President
Exchange Listed Funds Trust